Exhibit 99.1

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

RETALIX ANNOUNCES AGREEMENT TO DISMISS
PURPORTED CLASS ACTION LAWSUIT

Ra’anana, Israel, November 18, 2009 – Retalix® Ltd. (NASDAQ-GS: RTLX) ( “Retalix”), announced today that the plaintiff in the purported shareholder class action lawsuit that was filed last month in the United States District Court for the Eastern District of Texas, Sherman Division, against Retalix, its directors and a subsidiary of Retalix in connection with the strategic financing transaction signed by Retalix on September 3, 2009, has agreed to dismiss the case without prejudice and not to file a lawsuit relating to the transaction in any U.S. federal or state court. Retalix has agreed not to seek the recovery of costs, fees or sanctions from plaintiff or her attorneys in connection with the case but has not agreed to pay any consideration in connection with the case or its dismissal. The dismissal remains subject to court approval, which has not yet occurred.

About Retalix

        Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

Safe Harbor for Forward-Looking Statements

        Certain statements in this press release, including but not limited to those relating to the receipt of court approval of the dismissal, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the outcome of the case to be materially different from the outcome expressed or implied by such forward-looking statements. Various factors that could cause the outcome to differ materially from that expressed in such forward-looking statements include but are not limited to the uncertainty as to whether or not the court will approve the stipulation of dismissal and the occurrence of unanticipated events. In light of these uncertainties, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events unless required by law.